This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to section 106(a) of the Jumpstart Our Business Startups Act of 2012 on September 2, 2025 and is not being filed publicly under the Securities Act of 1933, as amended

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Top Wealth Group Holding Limited
(Exact name of registrant as specified in its charter)

Cayman Islands	2091	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Units 714 & 715, 7F, Hong Kong Plaza
188 Connaught Road West
Hong Kong
Tel: +852 3615 8567
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 (800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19, Jardine House 1 Connaught Place Central Hong Kong Telephone: +1 310-728-5129	[ ]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED September 2, 2025

Top Wealth Group Holding Limited

Up to [    ] Class A Ordinary Shares

Up to [    ] Series A Class A Warrants to purchase up to [    ] Class A Ordinary Shares

Up to [    ] Series B Class A Warrants to purchase up to [    ] Class A Ordinary Shares

Up to [    ] Pre-Funded Warrants to purchase up to [    ] Class A Ordinary Shares

Up to [    ] Placement Agent Warrants to purchase up to [ ] Class A Ordinary Shares

Up to [ ] Class A Ordinary Shares underlying the Series A Class A Warrants, Series B Class A Warrants, Pre-Funded Warrants and Placement Agent Warrants

We are offering on a “reasonable best efforts” basis up to [    ] Class A Ordinary Shares with $0.009 par value per share, together with up to [    ] Series A Class A warrants to purchase up to [    ] Class A Ordinary Shares (the “Series A Class A Warrants), and up to [    ] Series B Class A warrants to purchase up to [    ] Class A Ordinary Shares (the “Series B Class A Warrants” and collectively with the Series A Class A Warrants, the “Class A Warrants”). The assumed combined public offering price for each Class A Ordinary Share and accompanying Class A Warrants is $[    ], which was the closing price per share of our Class A Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”), on [    ], 2025. Each Class A Ordinary Share, or a Pre-Funded Warrant (as defined below) in lieu thereof, is being sold together with the Class A Warrants, each to purchase one Class A Ordinary Share. The Class A Ordinary Shares and Class A Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. The Class A Warrants will have an assumed combined public offering price of $[    ] per Class A Ordinary Share and will be exercisable immediately following issuance. The Series A Class A Warrants will expire on the [    ] year anniversary of the original issuance date. The Series B Class A Warrants will expire on the [    ] month anniversary of the original issuance date.

We are also offering up to [ ] pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to [ ] Class A Ordinary Shares to each purchaser whose purchase of Class A Ordinary Shares in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. The purchase price of each Pre-Funded Warrant and accompanying Class A Warrants will equal the price per Class A Ordinary Share and accompanying Class A Warrants being sold to the public in this offering, minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per Class A Ordinary Share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants and Class A Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. For each Pre-Funded Warrant we sell, the number of Class A Ordinary Shares we are offering will be decreased on a one-for-one basis. This prospectus also relates to the offering of Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, Placement Agent Warrants (as defined below) and Class A Warrants.

We refer to the Class A Ordinary Shares, the Pre-Funded Warrants and Class A Warrants to be issued in this offering collectively as the “Securities.”

We will have a single closing for all Securities purchased in this offering and the combined public offering price per Class A Ordinary Share (or Pre-Funded Warrant in lieu thereof) and accompanying Class A Warrants will be fixed for the duration of this offering. We will deliver the Securities and the Placement Agent Warrants to be issued in connection with this offering delivery versus payment or receipt versus payment, as the case may be, upon receipt of investor funds received by us.

Our Class A Ordinary Shares are listed on Nasdaq under the symbol “TWG.” Our Class B Ordinary Shares are not listed on any national securities exchange. On August 29, 2025, the last reported sales price of our Class A Ordinary Shares on Nasdaq was $5.28.

The assumed combined public offering price used throughout this prospectus has been included for illustration purposes only, and may not be indicative of the final offering price. The actual public offering price per Class A Ordinary Share and accompanying Class A Warrants or per Pre-Funded Warrant and accompanying Class A Warrants will be determined between us and investors, in consultation with the Placement Agent (as defined below), based on market conditions at the time of pricing, and may be at a discount to the then current market price of our Class A Ordinary Shares. The actual public offering price may be based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering. In addition, there is no established public trading market for the Pre-Funded Warrants or Class A Warrants, and we do not expect a market for the Pre-Funded Warrants or Class A Warrants to develop. We do not intend to apply for a listing of the Pre-Funded Warrants or Class A Warrants on any national securities exchange. Without an active trading market, the liquidity of the Pre-Funded Warrants and Class A Warrants will be limited.

We have engaged [  ] (the “Placement Agent”), to act as our exclusive placement agent in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the Securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the Securities we are offering and the Placement Agent is not required to arrange the purchase or sale of any specific number of Securities or dollar amount. We have agreed to pay to the Placement Agent the Placement Agent fees set forth in the table below, which assumes that we sell all of the Securities offered by this prospectus. We have also agreed to issue to the Placement Agent or its designees, as compensation in connection with this offering, warrants (“Placement Agent Warrants”) to purchase up to a number of Class A Ordinary Shares equal to [  ]% of the aggregate number of Class A Ordinary Shares sold in this offering (including the Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants), at an exercise price equal to [  ]% of the combined public offering price per Class A Ordinary Share and accompanying Class A Warrants. The Placement Agent Warrants will be in customary form, have a term of five years from the date of commencement of sales in the offering, and are being registered pursuant to this prospectus. In addition, we have agreed to reimburse certain expenses of the Placement Agent. See “Plan of Distribution.”

Since  we will deliver the Securities and the Placement Agent Warrants  to be issued in this offering upon our receipt of investor funds, there is no arrangement for funds to be received in escrow, trust or similar arrangement.

There is no minimum number of Securities or amount of proceeds required as a condition to closing in this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the Securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of Securities sufficient to pursue our business goals described in this prospectus. This offering will terminate on [ ], 2025, unless we decide to terminate the offering (which we may at any time in our discretion) prior to that date.

We expect this offering to be completed on or about [   ], 2025, subject to satisfaction of customary closing conditions.

In addition, because there is no escrow trust or similar arrangement and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of Securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. We will bear all costs associated with the offering. See “Plan of Distribution” on page 31 of this prospectus for more information regarding these arrangements.

Investing in our Securities involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our Class A Ordinary Shares.

Our Company is not a PRC or Hong Kong operating company, but a holding company incorporated in the Cayman Islands. As a holding company with no material operations, our Company conducts all our operations in Hong Kong through our Operating Subsidiary, TW HK, which was incorporated in Hong Kong. Investors are cautioned that you are not buying shares of a Hong Kong-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our Operating Subsidiary based in Hong Kong. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, including that such event could cause the value of such securities to significantly decline or become worthless. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

We are subject to certain legal and operational risks associated with having all business operations in Hong Kong, a Special Administrative Region of the PRC, as well as the risks associated with having clients who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard. Such risks may include changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, and Chinese or United States regulations that may materially and adversely affect our business, financial condition, results of operations and the market price of the Class A Ordinary Shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer securities to investor and could cause the value of offered securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government initiated a series of regulatory actions and made statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the daily business operation of our Operating Subsidiary. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Emerging Growth Company Status” beginning on page 5 and “Foreign Private Issuer Status” beginning on page 5 for more information.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong.

Our current auditor, Audit Alliance LLP and previous auditor, Onestop Assurance PAC, the independent registered public accounting firms that issued the audit report for the fiscal year ended December 31, 2024 and 2023, respectively, are currently subject to PCAOB inspections and the PCAOB is able to inspect our auditors. Audit Alliance LLP and Onestop Assurance PAC, both headquartered in Singapore, have been inspected by the PCAOB on a regular basis. Each of our auditors is not headquartered in mainland China or Hong Kong and was not identified in this prospectus as a firm subject to the PCAOB’s determination. Therefore, we believe that, as of the date of this prospectus, each of our auditors is not subject to the PCAOB determinations. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Audit Alliance LLP or Onestop Assurance PAC to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PACOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 11 of this prospectus. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

TW Cayman is permitted under the laws of the Cayman Islands to provide funding to TW BVI through loans or capital contributions without restrictions on the amount of the funds. TW BVI is permitted under the respective laws of BVI to provide funding to TW HK through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from BVI to Hong Kong. As a holding company, TW Cayman may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. As of the date of this prospectus, TW Cayman and its subsidiaries do not have any plans to distribute earnings or settle amounts in the foreseeable future. During the fiscal years ended December 31, 2024 and 2023, no dividends or distribution have been made to date by our subsidiaries.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Class A Ordinary Share and Accompanying Class A Warrants	Per Pre- Funded Warrant and Accompanying Class A Warrants	Total
Combined Public Offering Price	$	$	$
Placement agent fees(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

(1)	In addition, we have agreed to issue to the Placement Agent, or its designees, as compensation in connection with this offering, warrants to purchase up to a number of Class A Ordinary Shares equal to 7.5% of the aggregate number of Class A Ordinary Shares (including the Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants) being offered, at an exercise price equal to [ ]% of the combined public offering price per Class A Ordinary Share and accompanying Class A Warrants. We have also agreed to pay to the Placement Agent a management fee equal to [ ]% of the gross proceeds of this offering, $[ ] for non-accountable expenses, up to $[ ] for fees and expenses of the Placement Agent’s legal counsel and other out-of-pocket expenses, and for its clearing or escrow agent expenses in an amount of $[ ]. See “Plan of Distribution” on page 31 of this prospectus for a description of the fees and expenses to be paid to the Placement Agent for services performed in connection with the offering.

(2)	Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual offering amount, Placement Agent fees, estimated expenses and net proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. The amount of the proceeds to us presented in this table does not give effect to any exercise of the Warrants or Placement Agent Warrants offered hereby.

[    ]

The date of this prospectus is [  ], 2025.

You should rely only on the information contained in this prospectus and the documents we incorporate by reference in this prospectus. We have not, and the placement agent has not, authorized anyone to provide you with different information. We do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell the securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus or incorporated by reference in this prospectus is accurate only as of the respective date of such information, regardless of the time of delivery of this prospectus or of any sale or offer to sell hereunder. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

To the extent this prospectus contains summaries of the documents referred to herein, you are directed to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of such documents as described below in the section titled “Where You Can Find Additional Information.”

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC. We have not authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or any related free writing prospectus. We do not take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any applicable free writing prospectus is accurate only as of the date of such prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not, and the Placement Agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

For investors outside the United States: We have not, and the Placement Agent has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Unless the context clearly indicates otherwise, references in this prospectus to “we,” “our,” “ours,” “us,” “the Company” and “Top Wealth” refer to Top Wealth Group Holding Ltd. and its subsidiaries.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only the term:

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau;

●	“Class A Ordinary Shares” refers to our Company’s Class A ordinary shares with par value of $0.009 each;
●	“Class B Ordinary Shares” refers to our Company’s Class B ordinary shares with par value of $0.009 each;
●	“Controlling Shareholder” or “Winwin Development (BVI)” refers to Winwin Development Group Limited, a company incorporated under the laws of British Virgin Islands;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Macau” refers to Macau Special Administrative Region of the People’s Republic of China;

●	“mainland China” refers to the mainland of the People’s Republic of China, excluding Hong Kong and Macau;

●	“Ordinary Shares” refers to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“our Group”, “the Group”, “we,” “us,” or “our” refers to Top Wealth Group Holding Limited and its subsidiaries;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“TW BVI” refers to Top Wealth (BVI) Holding Limited;

●	“TW Cayman,” “Top Wealth”, “our Company” or “the Company” refers to Top Wealth Group Holding Limited, a Cayman Islands exempted company;

●	“TW HK” or “Operating Subsidiary” refers to Top Wealth Group (International) Limited; and

●	“$” or “U.S. dollars” refers to the legal currency of the United States.

Our Company is a holding company with operations conducted in Hong Kong through our Operating Subsidiary, using Hong Kong dollars. The reporting currency is U.S. dollars. Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

The following table sets forth information concerning exchange rates between HKD and the U.S. dollar for the periods indicated. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. All reference to “US dollars”, “USD”, “$” or “$” are to United States dollars.

The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at the following rates:

	For the year ended December 31,
	2024	2023
USD to HK$ Average Rate	7.8	7.8
USD to HK$ Year End	7.8	7.8

Overview

Our Company is a Cayman Islands exempted company with limited liability incorporated on February 1, 2023 under law of the Cayman Islands. It is a holding company and is not actively engaged in any business. We conduct our business operations through our Operating Subsidiary, TW HK. Headquartered in Hong Kong, we are a fast-growing supplier of caviar products. We are currently specialized in supplying high-quality sturgeons caviar. Our caviar is endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. We believe that we are one of the major suppliers of caviar in Hong Kong. We have secured a long-term and exclusive supply of caviar raw products from a PRC sturgeon farm.

Since we established our caviar business in August 2021, we had supplied caviar to our customers under their brand labels (i.e. private labeling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, we consider that that our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

In March 2023, as the addition to the gastronomical experience of our caviar, we commenced our wine trading business line, to complement our caviar business. For the fiscal years ended December 31, 2024, 2023 and 2022, our wine trading business line contributed revenue of Nil, $4,460,092 and Nil, respectively. The fine wine we distribute include white wine, red wine, and Champagne, from various countries including France, Greek, and Spain, etc. Our wine trading business only involves the distribution of fine wine within Hong Kong on business-to-business (B2B) sales, primarily to our F&B related distributor customers, in particular, the F&B related distributor customers who we supply our caviar product. We do not import or manufacture the wine we distribute, instead, we source the wines from our wine suppliers in Hong Kong on an as-demand per order basis. Therefore, we are not subject to the relevant licensing requirements that apply to sale of alcoholic beverages in Hong Kong. For fiscal year ended December 31, 2024, we have ceased the wine distribution business line.

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We believe that are among one of the few Hong Kong caviar suppliers being able to secure a long-term and exclusive supply of caviar raw products from a PRC sturgeon farm. In April 2022, we entered into an exclusive supply agreement with the agent and distributor of a well-established sturgeon farm in Fujian, the PRC, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. This sturgeon farm is one of the limited number PRC sturgeon farms which are officially permitted to export locally bred roe. We have engaged a Hong Kong-based supply chain management company to handle the logistics, warehousing and packaging workflows in our supply chain, so we can strategically focus on brand-building and product quality assurance.

We are dedicated to enhancing our brand awareness. As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. Currently, our caviar are served on the menus of various 5-star and Michelin-star restaurants in Hong Kong.

We generate all of our revenues, through our Operating Subsidiary, from trading of caviar products and wine. Our revenues for the years ended December 31, 2024, 2023 and 2022 were $4.7 million, $16.9 million, $8.5 million, respectively. We have turned around from a loss before tax of approximately $16,888 for the year ended December 31, 2021 to a profit before tax of approximately $2.3 million for the year ended December 31, 2022, and we have maintained a profit before tax of approximately $3.3 million and a loss before tax of approximately $2.0 million for the years ended December 31, 2023 and 2024.

Our top five customers accounted for 92.0% and 91.1% of our total revenues for the years ended December 31, 2023 and 2022. Our customers, including our top five customers, primarily include food and beverage (“F&B”) related distributors. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts. Our caviar products are mainly sold to customers based in Hong Kong and a substantial portion are exported overseas by our customers. As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers.

Our major suppliers include (i) a sole distributor and agent of a sturgeon farm in the PRC, Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), which supplies caviar raw product to us; (ii) a Hong Kong supply chain management company, Sunfun (China) Limited (“Sunfun China”), which handles the logistics, warehousing and packaging workflows in our supply chain; (iii) a Hong Kong wine distributor, which supplies fine wine to us; and (iv) other suppliers which supply packaging materials and printing services to us. We materially rely on Fujian Aoxuanlaisi as our supplier for caviar raw product. Fujian Aoxuanlaisi is the agent and distributor of a well-established PRC sturgeon farm, operated by Fujian Longhuang Biotech Co. Limited (“Fujian Longhuang”). Fujian Aoxuanlaisi and Fujian Longhuang currently maintain a long-term exclusive sales agreement for 15 years, from December 2020 to December 2035. Historically, before April 2022, we obtained the supply of caviar raw product from Fujian Aoxuanlaisi on an as-demand per order basis, without any long-term agreements. In April 2022, our Operating Subsidiary, TW HK, has entered into the Caviar Sales Agreement with Fujian Aoxuanlaisi, appointed us as its exclusive distributor in Hong Kong and Macau. We do not have any direct supply agreement with Fujian Longhuang, the PRC sturgeon farm.

On October 14, 2024, our Company closed a best effort offering (“the Best Effort Offering”) which our Company agreed to issue and sell a total of 27,000,000 Ordinary Shares of par value $0.0001 per share, at the price of $0.40 per Ordinary Share, to several investors (the “Purchasers”), and entered several Securities Purchase Agreements with the Purchasers. The Securities Purchase Agreements contain customary representations and warranties and agreements of our Company and the Purchasers and customary indemnification rights and obligations of the parties. The gross proceeds received from the Best Effort Offering totaled $10.8 million. The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-282302) originally filed with the SEC on September 24, 2024. The Form F-1 for the Best Effort Offering was declared effective on September 30, 2024. The final prospectus was filed on October 15, 2024. AC Sunshine Securities LLC acted as the exclusive placement agent in the Best Effort Offering pursuant to a Placement Agency Agreement dated October 10, 2024, by and between the Company and the AC Sunshine Securities LLC.

On April 8, 2025, at the 2025 Annual General Meeting of shareholders of our Company, our shareholders resolved to, amongst others, approve the adoption of a dual-class share capital structure by taking the following steps to redesignate and reclassify the authorized share capital of our Company from $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each to $50,000 divided into 450,000,000 Class A Ordinary Shares of $0.0001 each and 50,000,000 Class B Ordinary Shares of $0.0001 each:

●	re-designating all of the issued and outstanding ordinary shares (except for the 15,000,000 ordinary shares held by Winwin Development Group Limited) into Class A Ordinary Shares, each having one (1) vote per share, on a one for one basis;

●	re-designating 15,000,000 issued and outstanding ordinary shares held by Winwin Development Group Limited into Class B Ordinary Shares, each having 30 votes per share, on a one for one basis; and

●	re-designating the remaining 409,000,000 authorized but unissued ordinary shares into Class A Ordinary Shares on a one for one basis, and the remaining 35,000,000 authorized but unissued ordinary shares into Class B Ordinary Shares on a one for one basis.

On June 4, 2025, our Company adopted an equity incentive plan (the “2025 Equity Incentive Plan” or the “Plan”) to attract, retain, and provide incentives to key management employees, directors, and consultants of our Company and its affiliates, and to align the interests of such service providers with those of our Company’s shareholders. Pursuant to the Plan, a maximum of 11,200,000 Class A Ordinary Shares of our Company were reserved and made available for issuance pursuant to awards granted under the Plan. On June 5, 2025, our Company filed a registration statement on Form S-8 (Registration No. 333-287795) to register 11,200,000 Class A Ordinary Shares reserved and available for issuance under the 2025 Equity Incentive Plan. The 11,200,000 Class A Ordinary Shares reserved were issued on June 23, 2025.

On July 17, 2025, our Company issued a press release announcing the approval of a proposed 1-for-90 share consolidation of our Company’s Class A Ordinary Shares and Class B Ordinary Shares, each with a par value of $0.0001 (the “Share Consolidation”). The Share Consolidation was approved by our Company’s board of directors on June 11, 2025 and by its shareholders at the 2025 Annual General Meeting held on April 8, 2025. At the opening of trading on July 21, 2025, being the market effective date, the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “TWG” but under a new CUSIP number G8945S110. The objective of the Share Consolidation was to enable our Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain our listing on the Nasdaq Capital Market.

Upon effectiveness of the Share Consolidation, every 90 issued and outstanding Ordinary Shares of a par value of $0.0001 each were automatically consolidated into one issued and outstanding Ordinary Share of a par value of $0.009 each. No fractional shares were issued in connection with the Share Consolidation; any fractional shares that would have resulted were rounded up to the next whole number. The Share Consolidation was effected equally for all shareholders and did not alter any shareholder’s percentage ownership interest in the Company’s outstanding Ordinary Shares, except for adjustments resulting from the treatment of fractional shares.

On August 22, 2025, at the extraordinary general meeting of shareholders of our Company, our shareholders resolved to, amongst others, approve the increase of the authorized share capital of our Company from $50,000 divided into 5,000,000 Class A Ordinary Shares of par value $0.009 each and 555,556 Class B Ordinary Shares of par value $0.009 each to $19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of par value $0.009 each and 200,000,000 Class B Ordinary Shares of par value $0.009 each. On the same day, our shareholders also resolved to adopt a second equity incentive plan (the “2025 Second Equity Incentive Plan” or the “Second Plan”) to attract, retain, and provide incentives to key management employees, directors and consultants of our Company and its affiliates, and to align the interests of such service providers with those of our Company’s shareholders. Pursuant to the Second Plan, 20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by our Company’s board of directors in its sole discretion until December 31, 2026 will be reserved and made available for issuance pursuant to awards granted under the Second Plan.

As of the date of this prospectus, 580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares were issued and outstanding.

Implications of Being An Emerging Growth Company

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Corporate Information

Our principal executive offices are located at Units 714 & 715, 7F, Hong Kong Plaza, 188 Connaught Road West, Hong Kong. Our telephone number at this address is +852 36158567. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. We have maintained our website at https://www.imperialcristalcaviar.com/ and https://ir.imperialcristalcaviar.com. The information contained on our website is not a part of this this prospectus.

THE OFFERING

Issuer	Top Wealth Group Holding Limited

Class A Ordinary Shares offered by us	Up to [ ] Class A Ordinary Shares at an assumed combined public offering price of $[ ] per Class A Ordinary Share and accompanying Class A Warrants, which is based on the last sale price of our Class A Ordinary Shares as reported by Nasdaq on [ ], 2025.

Pre-Funded Warrants Offered by us

We are also offering to those purchasers, if any, whose purchase of Class A Ordinary Shares in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding Class A Ordinary Shares immediately following consummation of this offering, the opportunity to purchase, if they so choose, Pre-Funded Warrants to purchase up to [ ] Class A Ordinary Shares in lieu of Class A Ordinary Shares that would otherwise result in ownership in excess of 4.99% (or 9.99%, as applicable) of our outstanding Class A Ordinary Shares.

The exercise price of each Pre-Funded Warrant will be $0.001 per Class A Ordinary Share. The purchase price of each Pre-Funded Warrant and accompanying Warrants will equal the combined price per Class A Ordinary Share and accompanying Warrants being sold to the public in this offering, minus $0.001.

Each Pre-Funded Warrant will be immediately exercisable and may be exercised at any time until exercised in full. There is no expiration date for the Pre-Funded Warrants. To better understand the terms of the Pre-Funded Warrants, you should carefully read the “Description of Securities We Are Offering” section of this prospectus. You should also read the form of Pre-Funded Warrant, which will be filed as an exhibit to the registration statement that includes this prospectus.

This prospectus also relates to the offering of the Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants

Class A Warrants Offered by us

The Class A Warrants will have an exercise price of $[ ] per Class A Ordinary Share. The Series A Class A Warrants will expire on the [ ]-year anniversary of the original issuance date. The Series B Class A Warrants will expire on the [ ]-month anniversary of the original issuance date. The Class A Warrants will be immediately exercisable upon issuance.

The Class A Ordinary Shares and Pre-Funded Warrants, and the accompanying Class A Warrants, as the case may be, can only be purchased together in this offering but will be issued separately. Because we will issue Class A Warrants for each Class A Ordinary Share and for each Pre-Funded Warrant sold in this offering, the number of Class A Warrants sold in this offering will not change as a result of a change in the mix of the Class A Ordinary Shares and Pre-Funded Warrants sold.

To better understand the terms of the Class A Warrants, you should carefully read the “Description of Securities We Are Offering” section of this prospectus. You should also read the forms of Class A Warrants, which will be filed as exhibits to the registration statement that includes this prospectus. This prospectus also relates to the offering of the Class A Ordinary Shares issuable upon exercise of the Class A Warrants.

Placement Agent Warrants Offered by us

We have also agreed to issue to the Placement Agent or its designees, as compensation in connection with this offering, Placement Agent Warrants to purchase up to a number of Class A Ordinary Shares equal to [ ]% of the aggregate number of Class A Ordinary Shares sold in this offering (including the Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants). The Placement Agent Warrants will be exercisable immediately upon issuance and will have substantially the same terms as the Class A Warrants described above, except that the Placement Agent Warrants will have an exercise price equal to [ ]% of the public offering price per Class A Ordinary Share and accompanying Class A Warrants, and will have a term of five years from the commencement of sales in the offering. See “Plan of Distribution” below.

To better understand the terms of the Placement Agent Warrants, you should carefully read the descriptions of the Placement Agent Warrants in the “Description of Securities We Are Offering” and “Plan of Distribution” sections of this prospectus. You should also read the form of Placement Agent Warrant, which will be filed as an exhibit to the registration statement that includes this prospectus. This prospectus also relates to the offering of the Class A Ordinary Shares issuable upon exercise of the Placement Agent Warrants.

Ordinary Shares issued and outstanding prior to this offering:	580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares

Ordinary Shares outstanding immediately after this offering(1)	Up to [ ] Class A Ordinary Shares, assuming no sale of any Pre-Funded Warrants and no exercise of the Class A Warrants and Placement Agent Warrants being offered in this offering. To the extent Pre-Funded Warrants are sold, the number of Class A Ordinary Shares sold in this offering will be reduced on a one-for-one basis.

Use of proceeds

We estimate that the net proceeds of this offering, after deducting placement agent fees and estimated offering expenses payable by us, will be approximately $ , assuming no sale of any Pre-Funded Warrants and no exercise of the Warrants. We intend to use the net proceeds from this Offering for general corporate and working capital purposes.

See “Use of Proceeds” on page 22 for additional information.

Listing	Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “TWG.”

Risk factors	See “Risk Factors” beginning on page 8 for a discussion of risks you should carefully consider before investing in our Class A Ordinary Shares.

Lock-up Agreements	The Company and our directors and officers and each holder of our Class A Ordinary Shares holding 5% or more of the Company’s issued and outstanding shares of Class A Ordinary Shares, have agreed with the placement agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of ( ) after the closing of this offering. See “Plan of Distribution” for more information.

Nasdaq Listing	Our Class A Ordinary Shares are listed on Nasdaq under the symbol “TWG.” We do not intend to apply for the listing of the Pre-Funded Warrants, Placement Agent Warrants or Class A Warrants on any national securities exchange or other trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants, Placement Agent Warrants and Class A Warrants will be limited.

(1)	The number of Class A Ordinary Shares to be outstanding after this offering is based on 580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares outstanding as of August 31, 2025. The number of Class A Ordinary Shares equal to 20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by our Company’s board of directors in its sole discretion prior to December 31, 2026, are reserved and made available for issuance pursuant to awards granted under the 2025 Second Equity Incentive Plan. Our board of directors has not determined such date as of the filing of this prospectus.

Unless otherwise indicated, the information in this prospectus, including the number of Class A Ordinary Shares outstanding after this offering, does not reflect any exercise of the Class A Warrants or the Placement Agent Warrants, and assume no sale of any Pre-Funded Warrants in this offering.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks described below, as well as risk factors and other information set forth in this prospectus and which is incorporated by reference in our most recent Annual Report on Form 20-F. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment.

Risks Related to this Offering

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including: (i) timely delivery of securities; (ii) agreement to not enter into variable rate financings for [  ] ([  ]) from closing, subject to certain exceptions; (iii) agreement to not enter into any financings for [  ] ([  ]) from closing, subject to certain exceptions; and (iv) indemnification for breach of contract.

This is a reasonable best efforts offering, with no minimum amount of Securities required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans, nor will investors in this offering receive a refund in the event that we do not sell an amount of Securities sufficient to pursue the business goals outlined in this prospectus.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the Securities in this offering. The Placement Agent has no obligation to buy any of the Securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the Securities. We may sell fewer than all of the Securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of Securities sufficient to support our business goals and continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds to complete such short-term operations. Such additional capital may not be available or available on terms acceptable to us, or at all.

There is no required minimum number of Securities that must be sold as a condition to completion of this offering, and we have not, nor will we, establish an escrow account in connection with this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in us, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, because there is no escrow account in operation and no minimum investment amount, any proceeds from the sale of Securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Investor funds will not be returned under any circumstances whether during or after the offering.

Our management has broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition, fail to improve our results of operations, and/or fail to enhance the market price of our Class A Ordinary Shares. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this prospectus, our management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

If you purchase our Securities in this offering, you will incur immediate and substantial dilution in the net tangible book value of your Class A Ordinary Shares.

If you purchase Class A Ordinary Shares in this offering, you will suffer immediate and substantial dilution in the net tangible book value of the Class A Ordinary Shares you purchase in this offering. The effective public offering price per Class A Ordinary Share is substantially higher than our as adjusted net tangible book value per Class A Ordinary Share. Investors purchasing Securities in this offering will pay an effective price per Class A Ordinary that substantially exceeds the per Class A Ordinary Share value of as adjusted book value of our tangible assets after subtracting our liabilities. Based on the assumed combined public offering price of $[  ] per Class A Ordinary Share and accompanying Class A Warrants, you will experience immediate dilution of [   ] per Class A Ordinary Share, representing the difference between our as adjusted net tangible book value per Class A Ordinary Share after this offering and the assumed combined public offering price per Class A Ordinary Share and accompanying Class A Warrants. See the section entitled “Dilution” for additional information.

There is no public market for the Pre-Funded Warrants or the Class A Warrants sold in this offering.

There is no established public trading market for the Pre-Funded Warrants or Class A Warrants being sold in this offering. We will not list the Pre-Funded Warrants or Class A Warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Therefore, we do not expect a market to ever develop for the Pre-Funded Warrants or Class A Warrants. Without an active market, the liquidity of the Pre-Funded Warrants and the Class Warrants will be limited.

The Pre-Funded Warrants and Class A Warrants are speculative in nature. Holders of the Pre-Funded Warrants and the Class A Warrants offered hereby will have no rights as Class A Ordinary Shareholders with respect to Class A Ordinary Shares underlying such warrants until such holders exercise their warrants and acquire our Class A Ordinary Shares, except as otherwise provided in the Pre-Funded Warrants and the Class A Warrants.

The Pre-Funded Warrants and Class A Warrants do not confer any rights of Class A Ordinary Share ownership on their holders, such as voting rights or the right to receive dividends, but merely represent the right to acquire Class A Ordinary Shares at a fixed price. Commencing on the date of issuance, holders of the Pre-Funded Warrants and the Class A Warrants may exercise their right to acquire the underlying Class A Ordinary Shares and pay the respective stated warrant exercise price per Class A Ordinary Share. Following this offering, the market value of the Class A Warrants is uncertain and there can be no assurance that the market value of the Class A Warrants, if any, will equal or exceed their combined public offering prices. There can be no assurance that the market price of the Class A Ordinary Shares will ever equal or exceed the exercise price of the Class A Warrants, and consequently, whether it will ever be profitable for holders of Class A Warrants to exercise the Class A Warrants.

Until holders of the Pre-Funded Warrants and the Class A Warrants acquire Class A Ordinary Shares upon exercise thereof, holders of such Pre-Funded Warrants and Class A Warrants will have no rights with respect to Class A Ordinary Shares, except as provided in the Pre-Funded Warrants and the Class A Warrants, respectively. Upon exercise of the Pre-Funded Warrants and Class A Warrants, such holders will be entitled to the rights of a Class A Ordinary Shareholder only as to matters for which the record date occurs after the exercise date.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of the offering. We currently intend to use the net proceeds, if any, from this offering for working capital and general corporate purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our Class A Ordinary Shares or other securities. See the section of this prospectus titled “Use of Proceeds” on page 22.

Risks Related to our Class A Ordinary Shares

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares with disparate voting powers. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to thirty (30) votes per share based on our dual-class share structure.

Through Winwin Development Group Limited, Mr. Kim Kwan Kings, WONG owned approximately 12.59% of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this prospectus. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our shares may adversely affect the trading market for our Class A Ordinary Shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our shares may prevent the inclusion of Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Mr. Kim Kwan Kings, WONG, our CEO and Chairman of the Board, beneficially owned approximately 12.59% of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this prospectus.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, Mr. Kim Kwan Kings, WONG, our CEO and Chairman, beneficially owned approximately 12.59% of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this prospectus. Kim Kwan Kings, WONG has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As a controlling shareholder, Kim Kwan Kings, WONG may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our Company.

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

We have engaged Audit Alliance LLP as our current auditor. Audit Alliance LLP is headquartered in Singapore and registered with the PCAOB. Audit Alliance LLP is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. Our previous auditor, Onestop Assurance PAC, is a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As of the date of this prospectus, our current and previous auditors are not subject to the PCAOB determinations.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	political, social and economic conditions in mainland China and Hong Kong;

●	variations in our revenue, profit, and cash flow;

●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

●	fluctuations of exchange rates among HKD, RMB, and USD;

●	general market conditions or other developments affecting us or the caviar industry in which we operate;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates or recommendations by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new product offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, Directors, or Controlling Shareholders;

●	developments in information technology and our capability to catch up with the technology innovations in the industry;

●	the realization of any of the other risk factors presented in this prospectus;

●	changes in investors’ perception of our Company and the investment environment generally;

●	the liquidity of the market for our Class A Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will be traded.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial conditions and results of operations.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Our securities are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. The Nasdaq Listing Rules require a company to maintain a minimum closing bid price of $1.00 per share.

On December 9, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per share had been below $1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until or until June 9, 2025 to regain compliance with Nasdaq’s minimum bid price requirement. If we do not regain compliance during such 180-day period, we may be eligible for an additional 180 calendar days, provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

Even if we currently meet the other listing requirements and other applicable rules of the Nasdaq Capital Market, and even if we regain compliance with Nasdaq Listing Rule 5550(a)(2), we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	A limited amount of news about us and analyst coverage of us ; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirement of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances.

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares (Nasdaq rule 5635(d)), and Nasdaq rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporation action or issuance. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of voting power of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions.

We are a company formed under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) has not been obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company formed under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the memorandum and articles of association (as amended from time to time) and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a Cayman Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares (Nasdaq rule 5635(d)), and Nasdaq rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporation action or issuance. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, as well as projections as to the market price of our Class A Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our future strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation - United States Federal Income Tax Considerations”) in our Annual Report on Form 20-F for the year ended December 31, 2024, which is incorporated by reference herein) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Taxation - United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules” in our Annual Report on Form 20-F for the year ended December 31, 2024, which is incorporated by reference herein).

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	prices and availability of raw materials for our products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products;

●	changes in our relationships with significant customers, suppliers, and other business relationships;

●	competition in our industry;

●	uncertainties associated with our ability to implement our business strategy and to innovate successfully;

●	any event that could have a material adverse effect on our brands or reputation, such as product contamination or quality control difficulties;

●	government policies and regulations relating to our industry;

●	our ability to obtain, maintain or procure all necessary certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	Our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[ ], based upon an assumed combined public offering price of $[ ] per Class A Ordinary Share and accompanying Class A Warrants (which is the last reported sale price of our Class A Ordinary Shares on Nasdaq on [ ], 2025), after deducting Placement Agent fees and estimated offering expenses payable by us and assuming no exercise of the Class A Warrants and Placement Agent Warrants and no sale of any Pre-Funded Warrants.

However, because this is a reasonable best efforts offering with no minimum number of Securities or amount of proceeds as a condition to closing, the actual offering amount, Placement Agent fees, and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus, and we may not sell all or any of the Securities we are offering. As a result, we may receive significantly less in net proceeds. Based on the assumed combined public offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50%, and 25% of the Securities offered in this offering would be approximately $[ ] million, $[ ] million, and $[ ] million, respectively, after deducting the Placement Agent fees and estimated offering expenses payable by us, and assuming no exercise of the Class A Warrants and Placement Agent Warrants and no sale of any Pre-Funded Warrants. We will only receive additional proceeds from the exercise of the Pre-Funded Warrants, if any, and the Placement Agent Warrants and Class A Warrants we are issuing in this offering if the Pre-Funded Warrants, Placement Agent Warrants and the Class A Warrants are exercised for cash. We cannot predict when or if the Pre-Funded Warrants, Placement Agent Warrants or the Class A Warrants will be exercised. It is possible that these warrants may expire and may never be exercised.

These estimates exclude the proceeds, if any, from the exercise of Class A Warrants offered hereby. If all of the Class A Warrants offered hereby were to be exercised in cash at an assumed exercise price of $[ ] per Class A Ordinary Share, we would receive additional proceeds of approximately $[ ] million. We cannot predict when or if these Class A Warrants will be exercised. It is possible that these Warrants may expire and may never be exercised. Additionally, these Class A Warrants contain a cashless exercise provision that permit exercise of such Class A Warrants on a cashless basis at any time when there is no effective registration statement under the Securities Act covering the issuance of the underlying Class A Ordinary Shares.

These estimates also exclude the proceeds, if any, from the exercise of Placement Agent Warrants to be issued to the Placement Agent or its designees as compensation in connection with this offering. If all of the Placement Agent Warrants were to be exercised in cash at an assumed exercise price of $[ ] per Class A Ordinary Share, we would receive additional proceeds of approximately $[ ] million. We cannot predict when or if these Placement Agent Warrants will be exercised. It is possible that these Placement Agent Warrants may expire and may never be exercised. Additionally, these Placement Agent Warrants contain a cashless exercise provision that permit exercise of such Placement Agent Warrants on a cashless basis at any time when there is no effective registration statement under the Securities Act covering the issuance of the underlying Class A Ordinary Shares.

We intend to use the net proceeds of this offering for general corporate and working capital purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or any of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell a number of securities sufficient to pursue the business goals outlined in this prospectus.

DIVIDEND POLICY

Top Wealth Group Holding Limited has not made any dividends or distributions to U.S. investors as of the date of this prospectus. During the fiscal years ended December 31, 2024 and 2023, no dividends or distribution have been made to date by our subsidiaries.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to certain restrictions under applicable Cayman Islands laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount of future dividend, if any, will depend upon, among other things, our future operations and earnings and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. Please see the section titled “Taxation” of our Annual Report on Form 20-F for the year ended December 31, 2024, which is incorporated by reference in this prospectus for information on the potential tax consequences of any cash dividends declared.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

●	on an actual basis; and

●	on an as adjusted basis to give further effect to our issuance and sale of [ ] Class A Ordinary Shares (or Pre-Funded Warrants to purchase up to [ ] Class A Ordinary Shares in lieu thereof) and accompanying Class A Warrants to purchase up to [ ] Class A Ordinary Shares in this offering, at an assumed combined public offering price of $[ ] per Class A Ordinary Share and accompanying Class A Warrants, which is the last reported sale price of our Class A Ordinary Shares on Nasdaq on [ ], 2025, after deducting Placement Agent’s fees and estimated offering expenses payable by us, excluding the proceeds, if any, from the exercise of the Class A Warrants or Placement Agent Warrants issued in this offering, assuming no sale of any Pre-Funded Warrants issued in this offering and assuming no value is attributed to the Class A Warrants being sold in this offering.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Use of Proceeds” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2024
	Actual	As Adjusted(1)
	$	$
Shareholders’ equity
Class A Ordinary Shares, $0.009 par value; 5,000,000 shares authorized, 580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares issued and outstanding on an actual basis; [ ] Class A Ordinary Shares and 166,667 Class B Ordinary Shares issued and outstanding on an as adjusted basis	$6,720		[ ]
Additional paid-in capital	$16,325,412		[ ]
Retained earnings	$2,289,406		[ ]
Total equity	$18,620,418	$	[ ]
Total capitalization	$18,620,418	$	[ ]

(1)	The as-adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity, and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

The above discussion and table are based on 580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares outstanding as of December 31, 2024.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or none of the securities offered hereby.

DILUTION

If you invest in our securities in this offering, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the effective offering price per Class A Ordinary Share and our net tangible book value per share after this offering. Dilution results from the fact that the offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding shares.

Our net tangible book value as of December 31, 2024 was approximately $18.6 million, or $24.9 per share. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of shares outstanding. Dilution is determined by subtracting the net tangible book value per share (as adjusted for the offering) from the offering price per Class A Ordinary Share and after deducting the placement agent fees and estimated offering expenses payable by us.

After giving effect to the sale by us of [ ] Class A Ordinary Shares and accompanying Class A Warrants to purchase up to [ ] Class A Ordinary Shares, at an assumed combined public offering price of $[ ] per Class A Ordinary Share and accompanying Class A Warrants, which is the last reported sale price of our Class A Ordinary Shares on Nasdaq on [ ], 2025, assuming no value is attributed to the Class A Warrants being sold in this offering, after deducting Placement Agent’s fees and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the Class A Warrants or Placement Agent Warrants issued in this offering and assuming no sale of any Pre-Funded Warrants, our as adjusted net tangible book value estimated at December 31, 2024 would have been approximately $[ ] million, or $[ ] per Class A Ordinary Share. This represents an immediate dilution in net tangible book value of $[ ] per Class A Ordinary Share to new investors purchasing Class A Ordinary Shares in this offering, assuming no sale of Pre-Funded Warrants. Dilution for this purpose represents the difference between the effective public offering price per Class A Ordinary Share paid by these purchasers and net tangible book value per Class A Ordinary Share immediately after the completion of the offering.

The following table illustrates such dilution(1):

Assumed combined public offering price per Class A Ordinary Share and accompanying Class A Warrants	$	[ ]
Net tangible book value per share as of December 31, 2024		$24.9
Increase in net tangible book value per share attributable to this offering	$	[ ]
As-adjusted net tangible book value per share immediately after this offering	$	[ ]
Dilution per share to new investors participating in this offering	$	[ ]

(1)	Assumes net proceeds of $[ ] from this offering of [ ] Class A Ordinary Shares at an assumed offering price of $[ ] per share, calculated as follows: $[ ] gross offering proceeds, less estimated offering expenses of $[ ], the non-accountable expense allowance of $[ ], and offering expenses of approximately $[ ].

A $[ ] increase in the assumed combined public offering price of $[ ] per share and accompanying Class A Warrants would increase our as-adjusted net tangible book value as of December 31, 2024, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no Pre-Funded Warrants are sold in this offering and no exercise of the Class A Warrants being offered in this offering, by approximately $[ ] per Class A Ordinary Share, and would result in dilution to new investors of approximately $[ ] per Class A Ordinary Share, and after deducting placement agent fees and estimated offering expenses payable by us.

The above discussion and table are based on 580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares outstanding as of December 31, 2024.

To the extent that outstanding options or warrants, including any warrants issued in this offering, are exercised, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

The as-adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or any of the securities offered hereby.

DESCRIPTION OF SHARE CAPITAL

Our Company is an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our articles of association, the Companies Act, and the common law of the Cayman Islands.

At incorporation, our authorized share capital is $50,000, divided into 500,000,000 ordinary shares, par value $0.0001 per share. Upon incorporation, 1 ordinary share of $0.0001 was issued a par. On March 1, 2023, 99 ordinary shares of $0.0001 each were issued at par. All these ordinary shares rank pari-passu with the exiting share in all respect.

Thereafter, on April 28, 2023, 650 ordinary shares of $0.0001 each were issued to our Company’s then-sole owner at par. All these ordinary shares rank pari-passu with the exiting shares in all respect.

Furthermore, on the same date, April 18, 2023, the then-sole owner of our Company sold a total of 190 Ordinary Shares, out of its 750 Ordinary Shares, to five shareholders.

On October 12, 2023, in contemplation of our Company’s initial public offering, our Company further issued 26,999,250 ordinary shares in aggregate to its existing shareholders at par value, on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”). After the Pro Rata Share Issuance, 27,000,000 Ordinary Shares were issued and outstanding. All these ordinary shares rank pari-passu with the exiting shares in all respect. This Pro Rata Share Issuance has treated as share split.

As of December 31, 2023, 27,000,000 ordinary shares were issued and outstanding.

On April 18, 2024, our Company closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares, par value $0.0001 per ordinary share at the price of $4 each, totally $8,000,000. All these shares rank pari-passu with the existing shares in all respect.

On October 14, 2024, our Company closed its public offering (the “IPO”) of 27,000,000 ordinary shares, par value $0.0001 per ordinary share at the price of $0.40 each, totally $10,800,000. All these share rank pari-passu with the existing shares in all respect.

As of December 31, 2024, 56,000,000.00 ordinary shares were issued and outstanding.

On April 8, 2025, pursuant to shareholder approval at the 2025 Annual General Meeting, our authorized share capital was restructured from $50,000 divided into 500,000,000 ordinary shares of $0.0001 each to $50,000 divided into 450,000,000 Class A Ordinary Shares of $0.0001 each and 50,000,000 Class B Ordinary Shares of $0.0001 each. All the then-issued ordinary shares, except for the 15,000,000 held by Winwin Development Group Limited, were re-designated as Class A Ordinary Shares on a one-for-one basis; the 15,000,000 held by Winwin Development Group Limited were re-designated as Class B Ordinary Shares. All shares rank pari-passu within their class except as to voting rights.

On June 4, 2025, our Company adopted the 2025 Equity Incentive Plan. Up to 11,200,000 Class A ordinary shares are reserved for issuance under the plan. On June 5, 2025, a registration statement was filed for all shares reserved under the plan. The 11,200,000 Class A Ordinary Shares reserved were issued on June 23, 2025.

On July 21, 2025, our Company effected a 1-for-90 share consolidation of all issued and outstanding Class A and Class B Ordinary Shares. After the Share Consolidation, every 90 shares of $0.0001 par value became 1 share of $0.009 par value; fractional shares were rounded up. The Share Consolidation did not alter the proportionate ownership of any shareholder except for adjustments due to rounding.

On August 22, 2025, at the extraordinary general meeting of shareholders of our Company, our shareholders resolved to, amongst others, approve the increase of the authorized share capital of our Company from $50,000 divided into 5,000,000 Class A Ordinary Shares of par value $0.009 each and 555,556 Class B Ordinary Shares of par value $0.009 each to $19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of par value $0.009 each and 200,000,000 Class B Ordinary Shares of par value $0.009 each. On the same day, our shareholders also resolved to adopt a second equity incentive plan (the “2025 Second Equity Incentive Plan” or the “Second Plan”) to attract, retain, and provide incentives to key management employees, directors and consultants of our Company and its affiliates, and to align the interests of such service providers with those of our Company’s shareholders. Pursuant to the Second Plan, 20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by our Company’s board of directors in its sole discretion until December 31, 2026 will be reserved and made available for issuance pursuant to awards granted under the Second Plan.

As of the date of this prospectus, 580,029 Class A Ordinary Shares and 166,667 Class B Ordinary Shares were issued and outstanding.

DESCRIPTION OF SECURITIES We ARE OFFERING

General

We are offering up to [ ] of our Class A Ordinary Shares at an assumed combined public offering price of $[ ] per Class A Ordinary Share and accompanying Class A Warrants (the last reported sale price of our Class A Ordinary Shares on Nasdaq on [ ], 2025). We are also offering Pre-Funded Warrants to those purchasers, if any, whose purchase of Class A Ordinary Shares in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, a lesser percentage or greater percentage up to 9.99%) of our outstanding Class A Ordinary Shares following the consummation of this offering in lieu of the Class A Ordinary Shares that would result in such excess ownership. For each Pre-Funded Warrant we sell, the number of Class A Ordinary Shares we sell in this offering will be decreased on a one-for-one basis. Each Class A Ordinary Share (or Pre-Funded Warrant in lieu of a Class A Ordinary Share) is being sold together with Class A Warrants, each to purchase one Class A Ordinary Share. The Class A Ordinary Shares (or Pre-Funded Warrants in lieu thereof) and related Class A Warrants will be issued separately. We are also registering the Class A Ordinary Shares issuable from time to time upon exercise of the Pre-Funded Warrants and the Class A Warrants offered hereby.

Class A Ordinary Share

Holders of Class A Ordinary Shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of Class A Ordinary Shares are entitled to one vote per share on all matters submitted to a vote of holders of Class A Ordinary Shares. Unless a different majority is required by law or by our Bye-laws, resolutions to be approved by holders of Class A Ordinary Shares require approval by a simple majority of votes cast at a general meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of Class A Ordinary Shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Other material terms and provisions of our Class A Ordinary Shares are described under the caption “Description of Share Capital” in this prospectus and are incorporated herein by reference.

Class A Warrants

The following summary of certain terms and provisions of the Class A Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of each of the Series A Class A Warrant and Series B Class A Warrant, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Series A Class A Warrant and Series B Class A Warrant for a complete description of the terms and conditions of each of the Series A Class A Warrant and Series B Class A Warrant.

Duration, Exercise Price and Form. Each Series A Class A Warrant offered hereby will have an exercise price equal to $[ ] per Class A Ordinary Share. The Series A Class A Warrants will be exercisable immediately upon issuance and may be exercised until the [ ] year anniversary of the original issuance date. Each Series B Class A Warrant offered hereby will have an exercise price equal to $[ ] per Class A Ordinary Share. The Series B Class A Warrants will be exercisable immediately upon issuance and may be exercised until the [ ] month anniversary of the original issuance date.

The exercise price and number of Class A Ordinary Shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends (bonus issues), share splits (share consolidations or subdivisions), reorganizations or similar events affecting our Class A Ordinary Shares and the exercise price. The Class A Warrants will be issued separately from the Class A Ordinary Shares or the Pre-Funded Warrants, as the case may be. The Class A Warrants will be issued in certificated form only.

No Fractional Shares. No fractional Class A Ordinary Shares will be issued upon the exercise of Class A Warrants. Rather, the number of Class A Ordinary Shares to be issued will, at our election, either be rounded up to the nearest whole number (provided that all such shares shall be fully paid shares) or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Exercise Limitation. The Class A Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Class A Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Class A Warrants to the extent that the holder would own more than 4.99% of the outstanding Class A Ordinary Shares (or at the election of a holder prior to the date of issuance, 9.99%) immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding Class A Ordinary Shares after exercising the holder’s Class A Warrants up to 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Class A Warrants.

Cashless Exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Class A Ordinary Shares determined according to a formula set forth in the Class A Warrants.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants and generally including any reorganization, recapitalization or reclassification of our Class A Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of our outstanding Class A Ordinary Shares, or any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding Class A Ordinary Shares, the holders of the Class A Warrants will be entitled to receive upon exercise of the Class A Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class A Warrants immediately prior to such fundamental transaction. In addition, in certain circumstances, upon a fundamental transaction, the holder of the Class A Warrants will have the right to require us to repurchase its Class A Warrants at the Black-Scholes Value (as defined in the Class A Warrants); provided, however, that, if the fundamental transaction is not within our control, including not approved by our Board, then the holder will only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black-Scholes Value of the unexercised portion of the Class A Warrant that is being offered and paid to the holders of our Class A Ordinary Shares in connection with the fundamental transaction.

Transferability. Subject to applicable laws, a Class A Warrant may be transferred at the option of the holder upon surrender of the Class A Warrants to us together with the appropriate instruments of transfer.

Rights as a Shareholder. Except as otherwise provided in the Class A Warrants or by virtue of the holders’ ownership of Class A Ordinary Shares, the holders of the Class A Warrants do not have the rights or privileges of holders of our Class A Ordinary Shares, including any voting rights, until such Class A Warrant holders exercise their Class A Warrants.

Waivers and Amendments. The Class A Warrants may be modified or amended, or the provisions thereof waived with the written consent of the Company and the respective holder, subject to certain exceptions.

Trading Market and Listing. There is no established trading market for the Class A Warrants, and we do not expect a market to develop. We do not intend to apply for a listing of the Class A Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Class A Warrants will be limited. The Class A Ordinary Shares issuable upon exercise of the Class A Warrants are currently listed on Nasdaq.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrants, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrants for a complete description of the terms and conditions of the Pre-Funded Warrants.

Duration, Exercise Price and Form. The Pre-Funded Warrants offered hereby will have an exercise price of $0.001 per Class A Ordinary Share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time after their original issuance until such Pre-Funded Warrants are exercised in full. The exercise price and number of Class A Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends (bonus issues), share splits (share consolidations or subdivisions), reorganizations or similar events affecting our Class A Ordinary Shares. The Pre-Funded Warrants and the Class A Warrants will be issued separately in this offering, but must be purchased together in this offering. The Pre-Funded Warrants will be issued in certificated form only.

Exercisability. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Class A Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrants to the extent that the holder would own more than 4.99% (or at the election of a holder prior to the date of issuance, 9.99%) of the outstanding Class A Ordinary Shares immediately after exercise; provided, however, that upon 61 days’ notice to us, the holder may increase or decrease such beneficial ownership limitation, provided that in no event shall the beneficial ownership limitation exceed 9.99% and any increase in the beneficial ownership limitation will not be effective until 61 days following notice of such increase from the holder to us.

Cashless Exercise. At the time a holder exercises its Pre-Funded Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Class A Ordinary Shares determined according to a formula set forth in the Pre-Funded Warrants.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Class A Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of our outstanding Class A Ordinary Shares, or any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding Class A Ordinary Shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Transferability. Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrants to us together with the appropriate instruments of transfer.

Fractional Shares. No fractional Class A Ordinary Shares will be issued upon the exercise of the Pre-Funded Warrants. Rather, the number of Class A Ordinary Shares to be issued will, at our election, either be rounded up to the nearest whole number (provided that all such shares shall be fully paid shares) or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for the Pre-Funded Warrants, and we do not expect a market to develop. We do not intend to apply for a listing of the Pre-Funded Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited. The Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants are currently listed on Nasdaq.

Rights as a Shareholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of the holders’ ownership of Class A Ordinary Shares, the holders of Pre-Funded Warrants do not have the rights or privileges of holders of our Class A Ordinary Shares, including any voting rights, until such Pre-Funded Warrant holders exercise their Pre-Funded Warrants.

Waivers and Amendments. The Pre-Funded Warrants may be modified or amended, or the provisions thereof waived with the written consent of the Company and the respective holder.

Placement Agent Warrants

We have also agreed to issue to the Placement Agent or its designees, as compensation in connection with this offering, Placement Agent Warrants to purchase up to a number of Class A Ordinary Shares equal to [ ]% of the aggregate number of Class A Ordinary Shares sold in this offering (including the Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants). The Placement Agent Warrants will be exercisable immediately upon issuance and will have substantially the same terms as the Class A Warrant described above, except that the Placement Agent Warrants will have an exercise price equal to [ ]% of the combined public offering price per Class A Ordinary Share and accompanying Class A Warrants, and will have a term of five years from the date of the commencement of sales in the offering. See “Plan of Distribution” below.

PLAN OF DISTRIBUTION

Pursuant to an engagement agreement, dated [ ], 2025, (the “Engagement Agreement”), we have [ ] to act as our exclusive placement agent to solicit offers to purchase the securities offered pursuant to this prospectus on a “reasonable best efforts” basis. The Engagement Agreement does not give rise to any commitment by the Placement Agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the Engagement Agreement. The Placement Agent is not purchasing or selling any of the securities offered by us under this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities. This is a reasonable best efforts offering, and there is no minimum offering amount required as a condition to the closing of this offering. The Placement Agent has agreed to use reasonable best efforts to arrange for the sale of the securities by us. Therefore, we may not sell all of the Class A Ordinary Shares, Class A Warrants and Pre-Funded Warrants. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with the offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of [ ] following the closing of the offering, subject to certain exceptions; and (ii) a covenant to not enter into any equity financings for [ ] from closing of the offering, subject to certain exceptions. The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

●	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

●	covenants regarding matters such as no integration with other offerings, filing of a Report on Form 6-K to disclose entering into these securities purchase agreements, no shareholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of ordinary and no subsequent equity sales for days.

Delivery of the Class A Ordinary Shares, Class A Warrants and Pre-Funded Warrants, if any, offered hereby is expected to occur on or about [    ], 2025, subject to the satisfaction of certain customary closing conditions.

Fees and Expenses

We have agreed to pay the Placement Agent a total cash fee equal to [ ]% of the aggregate gross proceeds raised in this offering and a management fee equal to [ ]% of the aggregate gross proceeds raised in this offering. We will also pay the Placement Agent a non-accountable expense allowance of $[ ], up to $[ ] for the expenses of its clearing agent, and will reimburse the Placement Agent’s legal fees and expenses in an amount up to $[ ]. We estimate the total offering expenses of this offering that will be payable by us, excluding the Placement Agent’s fees and expenses, will be approximately $[ ]. After deducting the Placement Agent’s fees and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $[ ].

The following table shows the per Class A Ordinary Share, Class A Warrants, and Pre-Funded Warrant and total cash fees we will pay to the Placement Agent in connection with the sale of the Class A Ordinary Shares, Class A Warrants and Pre-Funded Warrants pursuant to this prospectus.

	Per Class A Ordinary Share and Accompanying Class A Warrants	Per Pre-Funded Warrant and Accompanying Class A Warrants	Total
Combined public offering price
Placement Agent fees
Proceeds to us, before expenses

Placement Agent Warrants

We have agreed to grant Placement Agent Warrants to the Placement Agent or its designees to purchase a number of Class A Ordinary Shares equal to [ ]% of the aggregate number of Class A Ordinary Shares and Pre-Funded Warrants sold to investors in this offering (including Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants). The Placement Agent Warrants will have an exercise price of [ ]% of the combined public offering price per Class A Ordinary Share and accompanying Class A Warrants, will be exercisable upon issuance and will terminate on the fifth (5th) anniversary of the date of commencement of sales in the offering. The Placement Agent Warrants are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent Warrant will be included as an exhibit to this registration statement of which this prospectus forms a part.

The Placement Agent Warrants provide for customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110. Pursuant to FINRA Rule 5110(e), the Placement Agent Warrants and any shares issuable thereunder shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of reorganization of the issuer; (ii) to any FINRA member firm participating in the offering and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the Placement Agent persons does not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period; (vi) if we meet the registration requirements of Forms S-3, F-3 or F-10; or (vii) back to us in a transaction exempt from registration under the Securities Act.

Right of First Refusal

We have granted the Placement Agent a right of first refusal for a period of [ ] months following the consummation of each offering following the closing of this offering to act as sole book-running manager, sole underwriter or sole placement agent for each and every future public or private offering or other capital-raising financing of equity, equity-linked or debt securities by us or any of our successors or subsidiaries, subject to certain exceptions. Notwithstanding anything to the contrary contained in this paragraph, in accordance with FINRA Rule 5110(g)(6)(A)(i), any such right of first refusal described in this paragraph shall not have a duration of more than three years from the commencement of sales of the first offering or the termination date of the term of the Engagement Agreement.

Tail

We have also agreed to pay the Placement Agent a tail fee equal to the cash and warrant compensation in this offering, if any investor who with our written approval was contacted or introduced to us by the Placement Agent during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction during the period following expiration or termination of the Engagement Agreement, subject to certain exceptions.

Other Relationships

From time to time, the Placement Agent or its affiliates has provided, or may provide in the future, various advisory, investment and commercial banking and other services to us or our affiliates in the ordinary course of business, for which it has or may receive customary fees and commissions. Except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any services.

In addition, in the ordinary course of their business activities, the Placement Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Placement Agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Determination of Offering Price

The combined public offering price per Class A Ordinary Shares, Class A Warrants and the combined public offering price per Pre-Funded Warrant and accompanying Warrants we are offering, and the exercise prices and other terms of the Warrants were negotiated between us and the investors, in consultation with the Placement Agent based on the trading of our Class A Ordinary Shares prior to this offering, among other things. Other factors considered in determining the offering prices of the securities we are offering and the exercise prices and other terms of the Warrants include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-Up Agreements

Each of our officers and directors and holders holding 5% or more of the Company’s issued and outstanding shares of Class A Ordinary Share have agreed with the placement agent to be subject to a lock-up period of [ ] following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, without the placement agent’s prior written consent, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our Class A Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, Class A Ordinary Shares, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice.

In addition, we have also agreed to a similar lock-up restriction on the issuance and sale of our securities for the [ ] following the closing of this offering, subject to certain exceptions. In addition, we have agreed not issue any securities that are subject to a price reset based on the trading prices of our Class A Ordinary Shares or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of [ ] following the closing date of this offering, subject to an exception.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598. There is no established public trading market for the Warrants and the Pre-Funded Warrants, and we do not plan on making an application to list the Warrants or the Pre-Funded Warrants on Nasdaq, any national securities exchange or other nationally recognized trading system. We will act as the registrar and transfer agent for the Class A Warrants and the Pre-Funded Warrants.

Nasdaq Listing

Our Class A Ordinary Shares are currently listed on The Nasdaq Capital Market under the symbol “TWG.” On [ ], 2025, the last reported sale price per Class A Ordinary Share was $ [ ]. We do not plan to list the Class A Warrants or the Pre-Funded Warrants on The Nasdaq Capital Market or any other securities exchange or trading market.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Placement Agent may be required to make with respect to any of these liabilities.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b- 5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent, and should not be relied upon by investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed [Cogency Global Inc.] as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Ogier, our counsel as to Cayman Islands laws, that it is uncertain whether the courts of the Cayman Islands will (i) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicted upon the securities laws of the United States or any state in the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised by Ogier, our counsel as to Cayman Islands laws, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, in certain circumstances a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

British Virgin Islands

In addition, there is uncertainty as to whether the courts of the British Virgin Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the High Court of the British Virgin Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands;

●	is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company;

●	was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a BVI Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Original action in the British Virgin Islands based upon the U.S. federal securities laws

If an action is capable of amounting to a cause of action under common law and thus capable of being sustained as a cause of action in itself under English law then it may be possible for such action to be brought in the British Virgin Islands. For example, if the action to be brought in the British Virgin Islands is based on a provision within the U.S. federal securities laws which prohibits fraud, deceit or misrepresentation in the sale of securities, an investor may be able to bring an original action in the British Virgin Islands if the facts and circumstances of their case amount to an action for fraud, misrepresentation or deceit based solely on the common law without reference to or independent of the U.S. federal securities laws.

However, where such action can only be based on a particular provision within the U.S. federal securities laws, for example, such action that may relate to strict reporting or registration requirements to particular bodies established under or recognized by such law (such as the SEC); it is very unlikely that such action would have extra-territorial effect unless specifically stated within that law and recognized as having such effect under British Virgin Islands law. Consequently, an investor would not be able to bring such an action in the British Virgin Islands in those circumstances.

Hong Kong

The judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, other than placement agent fees and expenses to be paid by us in connection with this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	[ ]
FINRA Filing Fee	$	[ ]
Legal Fees and Expenses	$	[ ]
Accounting Fees and Expenses	$	[ ]
Transfer Agent Expenses	$	[ ]
Miscellaneous Expenses	$	[ ]
Total Expenses	$	[ ]

*	Estimated expenses are not presently known because they depend upon, among other things, the number of offerings that will be made pursuant to this registration statement, the amount and type of securities being offered, and the timing of such offerings; we cannot compute the total until the exact expenses are known.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters as to U.S. federal securities law. The validity of the Class A Ordinary Shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Loeb & Loeb LLP may rely upon Ogier with respect to matters governed by the law of the Cayman Islands. Certain legal matters will be passed upon for the Placement Agent by [ ].

EXPERTS

The consolidated financial statements of Top Wealth Group Holding Limited as of December 31, 2024 and 2023 incorporated in this prospectus by reference from the Annual Report on Form 20-F for the year ended December 31, 2024 have been audited by Audit Alliance LLP (“Audit Alliance”) and OneStop Assurance PAC, respectively, each as the Company’s independent registered public accounting firm. Such financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC an annual report and registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Class A Ordinary Shares offered hereby. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents.

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b), and (c) of the Exchange Act, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We have maintained our website at https://www.imperialcristalcaviar.com/ and https://ir.imperialcristalcaviar.com. The registration statement and the documents referred to under “Incorporation of Certain Information by Reference” are also available on our website. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file or furnish annual reports and reports of foreign private issuer and other information with the SEC. These filings and other submissions contain important information that does not appear in this prospectus. The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on May 16, 2025; and

●	our Reports of Foreign Private Issuer on Form 6-K furnished with the SEC on January 2, 2025, January 21, 2025, May 5, 2025, June 4, 2025, July 7, 2025, July 17, 2025.

Documents incorporated by reference in this prospectus are available from us without charge upon written or oral request, excluding any exhibits to those documents that are not specifically incorporated by reference into those documents. You can obtain documents incorporated by reference in this document by requesting them from us in writing at Top Wealth Group Holding Limited, Units 714 & 715, 7/F, Hong Kong Plaza, 188 Connaught Road West, Hong Kong or via telephone at +852 3615 8567.

Top Wealth Group Holding Limited

Up to [ ] Class A Ordinary Shares

Up to [    ] Series A Class A Warrants to purchase up to [    ] Class A Ordinary Shares

Up to [    ] Series B Class A Warrants to purchase up to [    ] Class A Ordinary Shares

Up to [    ] Pre-Funded Warrants to purchase up to [    ] Class A Ordinary Shares

Up to [    ] Placement Agent Warrants to purchase up to [    ] Class A Ordinary Shares

Up to [    ] Class A Ordinary Shares underlying the Series A Class A Warrants, Series B Class A Warrants,
Pre-Funded Warrants and Placement Agent Warrants

[    ], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions and Shares Issuances

On February 1, 2023, the date of the incorporation of Top Wealth Group Holding Limited, 1 Ordinary Share was issued to Ogier Global Subscriber (Cayman) Limited. On March 1, 2023, the 1 Ordinary Share was transferred from Ogier Global Subscriber (Cayman) Limited to Winwin Development Group Limited and the Top Wealth Group Holding Limited further issued 99 Ordinary Shares to Winwin Development Group Limited on the same date.

On April 18, 2023, 650 Ordinary Shares were further issued to Winwin Development Group Limited, whereby Top Wealth Group Holding Limited then became solely owned by Winwin Development Group Limited as to 750 Ordinary Shares. Furthermore, on the same date, April 18, 2023, Winwin Development Group Limited executed the instrument of transfers whereby Winwin Development Group Limited transferred 48, 49, 49, 25, and 19 Ordinary Shares, out of its 750 Ordinary Shares, to Beyond Glory Worldwide Limited, Keen Sky Global Limited, State Wisdom Holdings Limited, Snow Bear Capital Limited and Mercury Universal Investment Limited, respectively, at the respective consideration of HK$1,424,000 (approximately $182,564), HK$1,453,000 (approximately $186,282), HK$1,453,000 (approximately $186,282), HK$742,000 (approximately $95,128), and HK$565,000 (approximately $72,436).

On October 12, 2023, in contemplation of Company’s initial public offering, Top Wealth Group Holding Limited further issued 26,999,250 Ordinary Shares in aggregate to its shareholders at par value, on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”). After the Pro Rata Share Issuance, 27,000,000 Ordinary Shares were issued and outstanding. The following table sets forth the breakdown of the Pro Rata Share Issuance to each then shareholder:

Shareholders	Number of Ordinary Shares Issued
Winwin Development Group Limited	20,159,440
Beyond Glory Worldwide Limited	1,727,952
Keen Sky Global Limited	1,763,951
State Wisdom Holdings Limited	1,763,951
Snow Bear Capital Limited	899,975
Mercury Universal Investment Limited	683,981

Subsequent to the Pro Rata Share Issuance, Top Wealth Group Holding Limited was 74.67% (representing 20,160,000 Ordinary Shares) owned by Winwin Development Group Limited, 6.40% (representing 1,728,000 Ordinary Shares) owned by Beyond Glory Worldwide Limited, 6.53% (representing 1,764,000 Ordinary Shares) owned by Keen Sky Global Limited, 6.53% (representing 1,764,000 Ordinary Shares) owned by State Wisdom Holdings Limited, 3.33% (representing 900,000 Ordinary Shares) owned by Snow Bear Capital Limited, and 2.53% (representing 684,000 Ordinary Shares) owned by Mercury Universal Investment Limited, respectively. The percentage of the ownership of equity interests held by the shareholders remained the same before and after the Pro Rata Share Issuance.

On October 16, 2023, State Wisdom Holdings Limited and Keen Sky Global Limited transferred 432,000 and 432,000 Ordinary Shares to Greet Harmony Global Limited at the consideration of HK$314,685 (approximately $40,344) and HK$314,685 (approximately $40,344), respectively. On the same day, Beyond Global Worldwide Limited transferred 540,000 Ordinary Shares to Mercury Universal Investment Limited at the consideration of HK$393,356 (approximately $50,430).

Consultancy Stock Option

Top Wealth Group (International) Limited, the Operating Subsidiary, entered into a Corporate Development Consultant Appointment Agreement with Mr. Haitong, CHEN (the “Consultancy Agreement”), in which Top Wealth Group (International) Limited appointed Mr. Chen for a term of 10 months, effective from August 1, 2022 to June 30, 2023, to provide corporate development, project management, and capital financing consultancy services in connection to the Company’s IPO in the United States. Pursuant to the Consultancy Agreement, Top Wealth Group (International) Limited will also cause Top Wealth Group Holding Limited to grant stock options to Mr. Chen to acquire an aggregate of 1,080,000 Ordinary Shares of Top Wealth Group Holding Limited after the Company’s IPO, representing 4% of the Ordinary Shares of Top Wealth Group Holding Limited issued and outstanding prior to the IPO (the “Consultancy Stock Option”). The options granted to Mr. Chen will vest and become exercisable over a period of three years in three equal tranches, on the first, second, and third anniversary of the date of Company’s listing on the Nasdaq Capital Market. All options shall be exercised after three anniversaries and within 60 months of Company’s listing, otherwise the unexercised options will be null and void. The applicable exercise price for the Consultancy Stock Option that to be granted to Mr. Chen is fifty percent (50%) of the IPO Price per Ordinary Shares offered by the Company.

We believe that each of the issuance and transaction above was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Description
3.1*	Second Amended and Restated Memorandum and Articles of Association
4.1*	Form of Warrant
4.2*	Form of Pre-Funded Warrant
4.3*	Form of Placement Agent Warrant
4.4	Form of Placement Agency Agreement (incorporated by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the U.S. Securities and Exchange Commission on September 24, 2024
4.5	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the U.S. Securities and Exchange Commission on September 24, 2024)
5.1*	Opinion of Ogier regarding the validity of the securities being registered
5.2*	Opinion of Loeb & Loeb LLP regarding the validity of the Class A Warrants, the Pre-Funded Warrants and Placement Agent Warrants
10.1	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Ltd., dated December 30, 2021 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.2	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Mother Nature Health (HK) Limited, dated December 30, 2021 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.3	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Channel Power Limited, dated December 19, 2021 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)

Exhibit No.	Description
10.4	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International Company Limited, dated December 30, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.5	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International E-Commerce Limited, dated September 1, 2022 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.6	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Healthkitpro International Limited, dated December 18, 2021 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.7	Employment Agreement between Top Wealth Group (International) Limited and Kwok Kuen Yuen, Registrant’s Chief Financial Officer, dated 20 November 2022 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.8	Employment Agreement between the Registrant and Kwok Kuen, YUEN, Registrant’s Chief Financial Officer, dated May 16, 2023 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.9	English Translation of Appointment Letter of Kim Kwan Kings, WONG as the President of Top Wealth Group (International) Limited, dated September 1, 2022 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.10	Director Agreement between the Registrant and Kim Kwan Kings, WONG, Registrant’s director, Chief Executive Officer and chairman of the Board, dated May 16, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.11	English Translation of Caviar Sales Agreement between the Top Wealth Group (International) Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated April 30, 2022 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.12	English Translation of Power of Attorney granted under the Caviar Sales Agreement by Fujian Aoxuanlaisi Biotechnology Co. Ltd. to Top Wealth Group (International) Limited, dated April 30, 2022 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.13	English Translation of Food Processing Factory Leasing and Service Project Agreement between Top Wealth Group (International) Limited and Sunfun (China) Limited, dated February 11, 2023 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.14	English Translation of Food Processing Factory Leasing and Service Project Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Limited, dated July 31, 2021 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.15	English Translation of the Form of Sales Agreement of Top Wealth Group (International) Limited for its distributors (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)

Exhibit No.	Description
10.16	English Translation of sales agreement for caviar between Fujian Longhuang Biotech Co. Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.17	English Translation of Power of Attorney granted under the sales agreement for caviar by Fujian Longhuang Biotech Co. Limited to Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.18	Director Agreement between the Registrant and Hung, CHEUNG, Registrant’s director, dated October 27, 2023 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.19	English Translation of the Letter of Employment between Top Wealth Group (International) Limited and Hung, CHEUNG, dated June 25, 2022. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
10.20	English Translation of Food Processing Factory Leasing and Service Project Agreement between Top Wealth Group (International) Limited and Sunfun (China) Limited, dated September 10, 2024 (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the U.S. Securities and Exchange Commission on September 24, 2024)
10.21	Employment Agreement by and between Mr. Kong Wai, WONG and Top Wealth Group Holding Limited (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K filed with the Securities and Exchange Commission on January 21, 2025)
10.22*	Form of Securities Purchase Agreement
14.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
14.2	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-273053), as amended, initially filed with the U.S. Securities and Exchange Commission on December 18, 2023)
14.3	Insider Trading Policies (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 29, 2024)
15.1	Letter from OneStop Assurance PAC dated May 5, 2025 (incorporated herein by reference to Exhibit 16.1 to the current report on Form 6-K filed with the Securities and Exchange Commission on May 5, 2025)
21.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on May 29, 2024)
23.1*	Consent of Ogier (included in Exhibit 5.1)
23.2*	Consent of OneStop Assurance PAC
23.3*	Consent of Audit Alliance LLP
24.1	Powers of Attorney (included on signature page)
99.1	Audit Committee Charter (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
99.2	Compensation Committee Charter (incorporated herein by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
99.3	Nominating Committee Charter (incorporated herein by reference to Exhibit 99.2 to the registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on November 21, 2023)
107*	Filing Fee Table

*	To be filed

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [    ], 2025.

Top Wealth Group Holding Limited

By:	/s/ Kim Kwan Kings, WONG
Name:	Kim Kwan Kings, WONG
Chief Executive Officer and Director (Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of Kim Kwan Kings, WONG as attorneys-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of the ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Kim Kwan Kings, WONG	Chief Executive Officer and Director	[ ], 2025
Name: Kim Kwan Kings, WONG	(Principal Executive Officer)

/s/ Kong Wai, WONG	Chief Financial Officer	[ ], 2025
Name: Kong Wai, WONG	(Principal Financial and Accounting Officer)

/s/ Feiyong, LI	Director	[ ], 2025
Name: Feiyong, LI

/s/ Kai Yin, WONG	Director	[ ], 2025
Name: Kai Yin, WONG

/s/ Wai Chun, CHIK	Director	[ ], 2025
Name: Wai Chun, CHIK

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [   ], 2025.

[Cogency Global Inc.

Authorized U.S. Representative

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President]